SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Quarterly Period Ended March 31, 2003

ScottishPower plc

PacifiCorp

(Name of Registered Holding Company)

Scottish Power plc

(Address of Principal Executives Offices)

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

Inquiries concerning this Form U-9C-3 may be directed to:

Andrew Mitchell, Company Secretary James Stanley, General Counsel Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK	M. Douglas Dunn Orlan M. Johnson Milbank Tweed Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

Scottish Power plc

FORM U-9C-3

For the Quarter Ended March 31, 2003

This report covers the quarter ended March 31, 2003.

Item 1.     Organization Chart

Name of Reporting Company	Date of Organization	Energy or Gas-related Company	State/ Country of Organization	Percentage of Voting Securities Held	Type of Business
Scottish Power plc	N/A	N/A	Scotland	100%	Registered Holding Company

Scottish Power NA 1 Ltd	N/A	N/A	Scotland	100%	Intermediate Holding Company

Scottish Power NA 2 Ltd	N/A	N/A	Scotland	100%	Intermediate Holding Company

NA General Partnership	N/A	N/A	Nevada	100%	Intermediate Holding Company

PacifiCorp Holdings, Inc	N/A/	N/A	Delaware	100%	Intermediate Holding Company

PPM Energy, Inc.	N/A	N/A	Oregon	100%	Power Marketing Company

Enstor, Inc.	10/08/01	Energy- related Company	Oregon	99%	Gas Storage

Enstor Operating Company, LLC	9/19/02	Energy- related Company	Oregon	1%	Gas Storage

Katy Storage and Transportation, L.P.	9/30/02	Energy- related Company	Texas	100%	Gas Storage Facility

Item 2.     Issuances and Renewals of Securities and Capital Contributions.

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued Type of Business	Collateral Given with Security	Consideration Received for Each Security
None

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
None

Item 3.     ASSOCIATED TRANSACTIONS

Part I.    Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
None

Part II.    Transactions Performed by Associate Companies on behalf of Reporting Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
PacifiCorp	PPM Energy, Inc, as ultimate parent company of Katy Storage and Transportation, L.P.	Network/IT services and equipment; data and voice communications infrastructure	$59,307	N/A	N/A	$59,307

Item 4.     SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of March 31, 2003	$11,032,703,897 Line 1
Total capitalization multiplied by 15% (Line 1 X 0.15)	$ 1,654,905,585 Line 2
Greater of $50 million or Line 2	$ 1,654,905,585 Line 3

Total current aggregate investment:
(categorized by major line of energy-related business) Energy-related business Category 1—Rule 58(b)(1)(ix)	$ 160 million

Total current aggregate investment	$ 160 million Line 4

Difference between the greater of $50 million or 15% of

Capitalization and the total aggregate investment of the
Registered holding company system (line 3 less line 4)	$1,494,905,585 Line 5

(1) Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Item 5.     OTHER INVESTMENTS

Major Line of Energy—Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas Storage	None	None	N/A

Item 6.     FINANCIAL STATEMENTS AND EXHIBITS

A.    Financial Statements:

Exhibit A-1 Financial statements for Reporting Company for the quarterly period ended March 31, 2003. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)

B.    Exhibits:

Exhibit B-1         Officer’s Certification

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Scottish Power plc

By:    /S/    DAVID T. NISH

          David T. Nish

          Finance Director

Date:	June 27, 2003